IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF COLORADO

Civil Action No.: 1:16-cv-00230-CMA-MJW (Consolidated for all purposes with Civil Action No. 1:16-cv-01215-CMA-MJW)

JOAN OBESLO,
ROYCE HORTON,
DANIEL FISHER,
NATHAN COMER,
STEVE MIGOTTI,
VALERIE MIGOTTI,
JAMES DIMAGGIO,
ANNE HALL,
CAROL A. REYNON-LONGORIA,
on behalf of GREAT-WEST FUNDS, INC.,

     Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendant.

DUPLASS, ZWAIN, BOURGEOIS,
PFISTER & WEINSTOCK APLC 401(K)
PLAN,

     Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

     Defendant.

DEFENDANT'S MOTION TO CONSOLIDATE

TABLE OF CONTENTS

<u>TABLE OF AUTHORITIES</u>

<u>Page(s)</u>

<u>Cases</u>

Statutes

Defendant Great-West Capital Management, LLC ("GWCM") moves this Court for an Order consolidating (i) the *Obeslo* and *Duplass* actions presently before this Court, with (ii) *Obeslo v. Great-West Life & Annuity Insurance Co. and Great-West Capital Management, LLC* (1:16-cv-03162-RM-STV), filed December 23, 2016. As grounds, GWCM states as follows:

CERTIFICATION OF CONFERRAL PURSUANT TO LOCAL RULE 7.1

The undersigned certifies that they have conferred with counsel for the Plaintiffs in both the *Obeslo* and *Duplass* matters by email dated December 28, 2016 in an effort to resolve the issues raised herein. Counsel for the *Obeslo* Plaintiffs opposes the requested relief. Counsel for the *Duplass* Plaintiff has not responded.

PRELIMINARY STATEMENT

This consolidated case (the "*Obeslo/Duplass* Action"), brought by alleged shareholders of mutual funds advised by GWCM, challenges the advisory fee and the acquired fund fee charged to Great-West mutual funds (the "Great-West Funds" or the "Funds"). On December 23, 2016, the *Obeslo* Plaintiffs filed a motion to amend their complaint in the *Obeslo/Duplass* Action, attaching a new complaint that is essentially a complete re-write of their claim. That same day, the *Obeslo* Plaintiffs filed a brand new Section 36(b) action against GWCM and its parent Great-West Life & Annuity Insurance Company ("GWL&A"), challenging a third fee—the administrative fee—charged to the Funds (the "New *Obeslo* Action"). The New *Obeslo* Action, which is pending before Judge Moore, is brought by the same group of *Obeslo* Plaintiffs as in this Action, represented by the same counsel, on behalf of the same Funds. The New *Obeslo*

Action should be consolidated with the *Obeslo/Duplass* Action.

First, the two Actions share numerous common questions of law and fact. Both Actions raise identical legal issues concerning the *Obeslo* Plaintiffs' standing, their entitlement to a jury trial, and the *Gartenberg* factors under which the claims at issue will be adjudicated. The administrative fee at issue in the New *Obeslo* Action covers services that were, until recently, paid for under the advisory fee at issue in the *Obeslo/Duplass* Action. The complaints in the two Actions contain numerous overlapping factual allegations, and Plaintiffs in the *Obeslo/Duplass* Action have requested and obtained discovery concerning the administrative fee. Fact and expert witnesses will substantially overlap in the two Actions.

Second, consolidation will promote judicial economy and avoid injury to the parties. Neither the Court nor the parties should be required to engage in duplicative tracks of case management, discovery, and trial. In light of open questions in the *Obeslo/Duplass* Action, including a pending motion to compel, the majority of discovery in the *Obeslo/Duplass* Action remains to be completed. Consolidation will allow discovery into all claims to be conducted in the most efficient manner.

Third, additional considerations weigh in favor of consolidation. Section 36(b) cases are regularly consolidated. Indeed, this Court consolidated the *Obeslo/Duplass* Action in August 2016. In multiple recent Section 36(b) cases plaintiffs have challenged advisory fees and administrative fees in a single action. Finally, consolidation will allow for greater order to be brought to the litigation of the *Obeslo/Duplass* Action, which to date has been procedurally challenging.

RELEVANT FACTS

I.   GENERAL BACKGROUND

Plaintiffs in both the *Obeslo/Duplass* Action and the New *Obeslo* Action purport to allege derivative claims alleging that the Funds are charged excessive fees in violation of Section 36(b) of the Investment Company Act of 1940, 15 U.S.C. § 80a-35(b). Courts consider the six "*Gartenberg* factors" in reviewing the reasonableness of fees charged by investment advisers: (1) the nature and quality of services provided to the funds; (2) the independence and conscientiousness of the funds' board of directors; (3) whether the adviser realized and shared economies of scale; (4) the fees charged to comparable mutual funds; (5) the adviser's profitability; and (6) fall-out benefits to the adviser. *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 344 & n.5 (2010); *see Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928-29 (2d Cir. 1982). The claims in both the *Obeslo/Duplass* Action and the New *Obeslo* Action will be litigated in light of these same factors.

II.   THE *OBESLO/DUPLASS* ACTION AND ITS CONSOLIDATION

This Court consolidated the *Obeslo/Duplass* Action in August 2016. The operative Complaint in *Obeslo* alleges that the investment advisory fees GWCM charges to the Funds are excessive. *See Obeslo* Am. Compl. ¶ 4. While the *Obeslo* Plaintiffs allege they are shareholders of only certain Great-West Funds, they purport to bring claims on behalf of all 63 Funds in the Great-West Funds complex.

Like the *Obeslo* complaint, the *Duplass* complaint alleges that the investment advisory fees GWCM charges to the Funds are excessive. *See Duplass* Compl. ¶ 4.

Duplass also alleges that a second fee paid by certain Funds, the acquired fund fee, is excessive. *See id.* ¶ 129. The *Duplass* Plaintiff purports to bring a claim on behalf of eight Funds it alleges that it and its plan participants own.

The Court will recall that Plaintiffs vigorously opposed consolidation of the *Obeslo/Duplass* Action. Plaintiffs claimed that consolidation would not be efficient, that GWCM's motion was a delay tactic, and that it was somehow both too late *and* premature to consolidate the cases. *See generally* Pls.' Resp. to Def.'s Mot. to Consolidate & for Protective Order, ECF No. 57. The Court granted GWCM's motion, finding that consolidation was appropriate to "promote judicial efficiency" and as "an effort to avoid injury to the parties[.]" Order Granting in Part & Den. in Part Def.'s Mot. to Consolidate & for Protective Order 1, ECF No. 78.

III.   THE *OBESLO* PLAINTIFFS' NEWLY PROPOSED SECOND AMENDED COMPLAINT IN THE *OBESLO/DUPLASS* ACTION

The *Obeslo* Plaintiffs' deadline to amend their complaint in the *Obeslo/Duplass* Action was May 31, 2016. Scheduling Order 11, ECF No. 25. On December 23, 2016, nearly seven months after their deadline, the *Obeslo* Plaintiffs filed a Motion for Leave to File Second Amended Complaint ("Motion for Leave"). Pls.' Mot. for Leave, ECF No. 119. The Proposed Second Amended Complaint is a substantive re-write of the *Obeslo* claim in this Action.[1] *See generally* Ex. 1 to Pls.' Mot. for Leave, ECF No. 119. Among the many new proposed allegations is a claim that the administrative fee charged by GWL&A—*i.e.*, *the same fee challenged in the New Obeslo Action*—is a fall-out benefit relevant to assessing the reasonableness of the advisory fee. *See* Ex. 2 to Pls.' Mot. for

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[1] GWCM intends to file an opposition to the Motion for Leave.

Leave ¶¶130-32, ECF No. 119. Indeed, the Proposed Second Amended Complaint is

chock full of allegations concerning the administrative fee and GWL&A. *See, e.g., id.* at

¶¶ 4, 11, 13, 25, 32-34, 39-40, 50-52, 54-55, 57, 59, 64, 77, 84, 114, 128, 129-34, 138,

144, 148-55, 157, 166. The Proposed Second Amended Complaint also includes

dozens of new substantive allegations concerning each of the *Gartenberg* factors, drops

three individual plaintiffs who no longer own shares of the Great-West Funds, and adds

two new individual plaintiffs. *See generally* Ex. 1 to Pls.' Mot. for Leave, ECF No. 119.

Numerous Section 36(b) cases have challenged both advisory and administrative

fees in a single action. *See* Declaration of Robert J. Liubicic dated January 6, 2016,

filed contemporaneously herewith ("Liubicic Decl.") ¶¶ 2-4 (citing six such cases).

IV.   THE STATUS OF THE *OBESLO/DUPLASS* ACTION

The Proposed Second Amended Complaint is the latest in a series of open

questions that leaves the *Obeslo/Duplass* Action in a procedural and practical limbo.

While the current scheduling order contemplates that document productions would be

substantially completed by December 30, 2016 and that fact discovery will be

completed by February 28, 2017, Consolidated Scheduling Order 2, ECF No. 91, these

open questions have slowed the pace of discovery.

Prime among these open issues is the scope of discovery of electronically stored

information ("ESI"). GWCM has produced approximately 130,000 pages of documents

to date, exclusive of emails. GWCM is willing to also review more than 150,000 emails

and attachments yielded by an ESI search GWCM proposed after substantial

negotiation with Plaintiffs. Plaintiffs demand that GWCM review many multiples of this amount of ESI. The *Obeslo* Plaintiffs filed a Motion to Compel ESI on September 6,

2016, which remains pending. Docket, ECF Nos. 80, 94, 97.[2]

Accordingly, the bulk of discovery in the *Obeslo/Duplass* Action remains to be

completed. Plaintiffs have deposed just three non-party witnesses, and GWCM has

deposed four of the individual *Obeslo* Plaintiffs. Plaintiffs have not yet deposed any

GWCM personnel. On November 28, 2016, Plaintiffs made their first request for

depositions of GWCM witnesses, seeking seven depositions in January and February

2017. Ex. A, S. Hoeplinger Nov. 28, 2016 Email. Plaintiffs have since requested

January and February dates for four additional witnesses, Ex. A, M. Wolff Dec. 21, 2016

Email, *including a Rule 30(b)(6) deposition of GWL&A concerning several topics that*

correspond exactly to allegations in the New Obeslo Action. Ex. B, Dec. 21, 2016,

Notice of Videotaped 30(b)(6) Deposition of GWL&A.

GWCM has provided deposition dates in January and February 2017 for a

number of these witnesses. GWCM has noted that it will make witnesses available for

deposition only once. Ex. A, R. Liubicic Dec. 2, 2016 Email; Ex. A, R. Liubicic Dec. 21,

2016 Email. Plaintiffs, however, are reserving the right to take a second deposition of

these witnesses after the Court rules on the Motion to Compel ESI and after GWCM's

ESI production is completed. Ex. A, M. Wolff Dec. 2, 2016 Email; Ex. A, M. Johnson

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[2] Four other motions to compel, and GWCM's motion to strike the *Obeslo* Plaintiffs' jury
demand, also remain pending. Relatedly, the number of Funds actually at issue in this
case remains unresolved given that the *Obeslo* Plaintiffs purport to bring their claims on
behalf of all 63 Funds in the Great-West complex even though they do not own most of
those Funds. The parties briefed this standing issue in the context of GWCM's motion
to dismiss filed May 2, 2016, which also remains pending. Docket, ECF Nos. 35, 53,
61.

Dec. 2, 2016 Email; Ex. A, M. Johnson Dec. 14, 2016 Email.

As a result, GWCM is contemporaneously moving for a protective order providing that GWCM witnesses be deposed after Plaintiffs' Motion to Compel ESI, Plaintiffs' Motion for Leave, and this Motion to Consolidate have been decided.

V. THE NEW *OBESLO* ACTION

The New *Obeslo* Action was filed on December 23, 2016—the same day that the *Obeslo* Plaintiffs moved for leave to drastically amend their Complaint in the *Obeslo/Duplass* Action. The New *Obeslo* Action is brought by the same group of *Obeslo* Plaintiffs as in this Action, who are represented by the same *Obeslo* counsel as in this Action, on behalf of the same Funds as in this Action, and against the same defendant (GWCM) as in this Action.

ARGUMENT

I. LEGAL STANDARD

It is well accepted that "[i]f actions before the court involve a common question of law or fact, the court may . . . consolidate the actions[.]" Fed. R. Civ. P. 42(a)(2). Whether to consolidate actions involving common questions of law or fact is committed to the discretion of the trial court. *See Leprino Foods Co. v. DCI, Inc.*, No. 13-cv-02430-RM-KMT, 2015 WL 134235, at *2 (D. Colo. Jan. 9, 2015). The purpose of Rule 42(a) is "to give the court broad discretion to decide how cases on its docket are to be tried so that the business of the court may be dispatched with expedition and economy while providing justice to the parties." *Adams v. Veolia Transp.*, No. 11-cv-02491-PAB-KMT, 2012 WL 171470, at *1 (D. Colo. Jan. 20, 2012) (citation omitted). The court "generally weighs the saving of time and effort that consolidation would produce against any

inconvenience, delay or expense that consolidation would cause." *Employers Mut. Cas.

Co. v. Western Skyways, Inc.*, No. 09-cv-01717-LTB, 2010 WL 2035577, at *1 (D. Colo.

May 21, 2010) (citation omitted). Consolidation of the *Obeslo/Duplass* Action and the

New *Obeslo* Action is amply warranted under these standards.

II.   THE *OBESLO/DUPLASS* ACTION AND THE NEW *OBESLO* ACTION SHARE COMMON QUESTIONS OF LAW AND FACT

The *Obeslo/Duplass* Action and the New *Obeslo* Action share numerous

common, if not identical, questions of law and fact.

A.   Common Questions of Law

Both Actions assert derivative claims under Section 36(b) and involve the

application of the same *Gartenberg* factors. Both Actions seek the same relief,

including the repayment of all purportedly excessive fees paid by the Funds during the

statutorily provided period. Both Actions raise the same issue regarding standing (the

subject of GWCM's pending Motion to Dismiss in this Action), because in both Actions

the *Obeslo* Plaintiffs purport to bring a claim on behalf of Funds they do not own. And

both Actions raise the same issue regarding Plaintiffs' right to a jury trial (the subject of

GWCM's pending Motion to Strike the *Obeslo* Plaintiffs' Demand for a Jury Trial in this

Action, ECF No. 98).

B.   Common Questions of Fact

Both Actions also share numerous common questions of fact. While the Actions

challenge different fees, there is substantial overlap in the underlying facts. For

example, the allegations in the two Actions concerning the independence and conscientiousness of the Board—one of the primary *Gartenberg* factors—are virtually identical. *See* Liubicic Decl. ¶ 7. The Board approved both the advisory fee challenged in the *Obeslo/Duplass* Action and the administrative fee challenged in the New *Obeslo* Action. Similarly, the New *Obeslo* Action alleges that the advisory fee challenged in the *Obeslo/Duplass* Action is a fall-out benefit that informs the reasonableness of the administrative fee challenged in the New *Obeslo* Action. New *Obeslo* Action Complaint ¶ 48, *Obeslo v. Great-West Life & Annuity Ins. Co.*, No. 16-cv-03162-RM-STV (D. Colo. Dec. 23, 2016). And the New *Obeslo* Action not only contains multiple allegations concerning the profitability to GWCM from the advisory fee—an issue at the center of the *Obeslo/Duplass* Action—but also alleges that GWCM's and GWL&A's profitability from the advisory fee and administrative fee are intertwined. *Id.* ¶ 25.[3]

These common factual issues are evident in the document discovery and written discovery to date in the *Obeslo/Duplass* Action. Key documents in both Actions will be the same set of Section 15(c) materials provided to the Board, which form the basis of the Board's approval of both the advisory and administrative fees. In addition, Plaintiffs have served 12 document requests in the *Obeslo/Duplass* Action that seek documents concerning the administrative fee. Liubicic Decl. ¶ 8. GWCM has produced numerous administrative fee-related documents in the *Obeslo/Duplass* Action in response to these requests. *Id.* ¶ 9. Indeed, a number of the allegations in the New *Obeslo* Action appear

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[3] In addition, if the Court grants the Motion for Leave, the Proposed Second Amended Complaint contains even more allegations regarding the administrative fee, including that the administrative fee is a fall-out benefit relevant to assessing the reasonableness of the advisory fee. *See* Ex. 2 to Pls.' Mot. for Leave ¶¶ 130-32.

to be based on (inaccurate) characterizations of information GWCM has provided to Plaintiffs in the *Obeslo/Duplass* Action. *Id.* ¶ 11. Plaintiffs in the *Obeslo/Duplass* Action have also requested that GWCM employ ESI search terms regarding the administrative fee. *Id.* ¶ 10.

In addition, there will be substantial overlap between the witnesses in the two Actions. In the three depositions Plaintiffs have taken thus far in the *Obeslo/Duplass* Action, Plaintiffs asked numerous questions about GWL&A and administrative fee issues that are now alleged in the New *Obeslo* Action. *Id.* ¶ 12. Similarly, Plaintiffs have noticed a Rule 30(b)(6) deposition of GWL&A in the *Obeslo/Duplass* Action, and *five of the six Rule 30(b)(6) topics on which Plaintiffs seek testimony from GWL&A are identical to factual allegations in the New Obeslo Action.* *Id.* ¶ 14; Ex. B, Dec. 21, 2016, Notice of Videotaped 30(b)(6) Deposition of GWL&A. GWCM anticipates that many of the witnesses Plaintiffs seek to depose in the *Obeslo/Duplass* Action will also be witnesses in the New *Obeslo* Action. Liubicic Decl. ¶ 13.

None of this is surprising, particularly given that prior to May 2015 the services now covered by the administrative fee were included in the advisory fee. New *Obeslo* Action Complaint, *supra* p. 9, at ¶ 26. Indeed, the only surprising thing is that Plaintiffs hope to litigate the New *Obeslo* Action as a separate action before a different Judge.

Courts in this Circuit have consolidated actions where the underlying questions of law and fact were less common than here. *See, e.g.*, *Gillette Motor Transp., Inc. v. Northern Okla. Butane Co.*, 179 F.2d 711, 711-12 (10th Cir. 1950) (affirming consolidation of (i) personal property action for damages to commercial vehicle with (ii) wrongful death action brought by estate of driver of vehicle); *Leprino Foods Co.*, 2015 WL 134235, at *2-3 (consolidating (i) action alleging acts or omissions that occurred in 2001 and 2007, with (ii) action alleging acts or omissions that occurred in 2010, where the two actions concerned "temporally separate" claims and three different contracts). The *Obeslo/Duplass* Action and New *Obeslo* Action should be similarly consolidated.

III.   CONSOLIDATION WILL PROMOTE JUDICIAL ECONOMY AND AVOID DUPLICATION OF EFFORT AND COST

A.   Consolidation Will Save the Time and Effort of the Court

Given the common questions of law and fact detailed above, consolidation of the Actions will promote judicial efficiency. In the absence of consolidation, two Judges will need to separately decide key legal issues that include standing and jury entitlement. Similarly, the Court would be required to spend unnecessary resources setting two case schedules, managing two dockets, holding separate status conferences, hearing two tracks of motion practice, and potentially holding multiple trials. In addition, separate motions (standing, jury entitlement, and summary judgment) and trials, applied to common questions of law and fact, would run the risk of inconsistent results.

B.   Consolidation Will Save the Time and Effort of the Parties

Consolidating the Actions now will also avoid injury to the parties. It is plain that motion practice, document discovery, and written discovery in the Actions will overlap significantly. *See supra* pp. 9-11. And absent consolidation, numerous common witnesses will need to be deposed separately. Duplicative depositions would require expensive, duplicative travel given the far-flung locations of the parties and counsel (Colorado, California, Missouri, Arizona, Louisiana, and New York). *See Otter Prods.,*

11

LLC v. Treefrog Devs., Inc., Nos. 11–CV–02180–WJM–KMT, 1:12–CV–03115–WJM–KMT, 2013 WL 490964, at *2 (D. Colo. Feb. 7, 2013) ("In short, it makes sense to consolidate so depositions are not duplicated."). The parties will also likely use the same experts (on issues such as profitability, economies of scale, and mutual fund board governance) in both Actions; absent consolidation, expert costs will be close to doubled. And of course, the parties will incur extraordinary additional expense if the *Obeslo/Duplass* Action and the New *Obeslo* Action are tried separately.

Plaintiffs will likely argue, as they did when GWCM moved to consolidate the *Obeslo/Duplass* Action, that consolidation will prejudice them because it will supposedly cause a delay. But as noted, open issues prevent the bulk of remaining discovery in the *Obeslo/Duplass* Action from going forward at this time regardless of consolidation. *See supra* pp. 5-7. Consolidation therefore does not work a prejudice. *See, e.g.*, *Gardner v. CafePress, Inc.*, No. 3:13-cv-1108-GPC-JLP, 2014 WL 7183600, at *2 (S.D. Cal. Dec. 16, 2014) ("Because . . . consolidation would reduce the duplicative efforts to try both cases separately while creating minimal increased delay or expenses, consolidation . . . is appropriate[.]"); *Maiteki v. Marten Transp. Ltd.*, No. 12-cv-2021-WJM-CBS, 2014 WL 4331664, at *2 (D. Colo. Sept. 2, 2014) (ordering consolidation despite fact that earlier-filed case would be delayed, because "any such delay should be minimal" and "consolidation will undoubtedly further judicial economy"); *Ocean Ships, Inc. v. Stiles*, No. 00 Civ. 5469(RCC), 2003 WL 22741457, at *3 (S.D.N.Y. Nov. 19, 2003) ("Since the delay is small compared to the time that would be saved by sharing discovery in the two cases, consolidation is appropriate."). And even if consolidation were to result in a modest amount of delay (which GWCM disputes), any delay would pale in comparison to the time, effort, and expense that consolidation will conserve.

Plaintiffs may also argue, as they did in opposition to GWCM's prior motion to consolidate, that consolidation is inappropriate because of the respective procedural statuses of the Actions. But the difference in status is not a sufficient reason to deny consolidation. As noted, the bulk of discovery in the *Obeslo/Duplass* Action has yet to occur. *See supra* p. 6. Consolidation will therefore allow the parties to complete the remaining discovery in both Actions in the most efficient manner.

Indeed, the procedural postures of the Actions are similar or closer than in other cases where consolidation has been granted. *See, e.g.*, *Leprino Foods Co.*, 2015 WL 134235, at *1-3 (consolidating cases filed 13 months apart, where discovery in earlier-filed case was scheduled to cut off two months after complaint in later-filed case was filed); *Maiteki*, 2014 WL 4331664, at *1-2 (consolidating cases *sua sponte* where earlier-filed case was over two years old and "in the middle of discovery[,]" and in later-filed case defendant had only recently filed its responsive pleading); *Wells ex rel. Molycorp, Inc. v. Smith*, No. 12-cv-0447-WJM-KLM, 2014 WL 3881496, at *1 (D. Colo. Aug. 7, 2014) (denying motion to vacate *sua sponte* consolidation order where cases filed nine months apart); *Ayyad v. Gonzales*, No. 05-cv-02342-WYD-MJW, 2008 WL 178470, at *1 (D. Colo. Jan. 18, 2008) (consolidating cases where discovery re-opened in earlier-filed cases that was scheduled for trial and later-filed case was not scheduled for trial); *Internet Law Library v. Southridge Capital Mgmt., LLC*, 208 F.R.D. 59, 62 (S.D.N.Y. 2002) ("The fact that discovery has progressed further in the [first] action should not, standing alone, prevent consolidation and may, in fact, even favor it. Since

the two actions share issues of law and fact, much of the discovery in the [first] action

should be applicable to the [second] action."); *Monzo v. American Airlines, Inc.*, 94

F.R.D. 672, 673 (S.D.N.Y. 1982) (ordering consolidation where "[n]either case [was]

scheduled for an immediate trial" and noting that "[t]he fact that the cases are at

different discovery stages is not fatal to the consolidation motion" (citing 8 James Wm.

Moore *et al.*, *Moore's Federal Practice* ¶ 42.03(3) (2d ed. 1982))).

In sum, there is every reason to consolidate the Actions.

IV.   ADDITIONAL CONSIDERATIONS FAVOR CONSOLIDATION

A.   Section 36(b) Cases Are Regularly Consolidated

Follow-on complaints in Section 36(b) cases are relatively common, and courts

do not hesitate to consolidate actions brought against the same investment adviser.

The *Obeslo/Duplass* Action is just one example. GWCM's prior motion to consolidate

noted six additional Section 36(b) actions which have been consolidated. Def.'s Mot. to

Consolidate & for Protective Order Staying Disc. 11, ECF No. 44. Consolidation of the

New *Obeslo* Action with the *Obeslo/Duplass* Action is consistent with these numerous

precedents.

B.   Section 36(b) Claims Challenging Different Fees Are Commonly Litigated Together

Any suggestion by Plaintiffs that consolidation is not appropriate because the

Actions challenge different fees would not be well founded. Indeed, the consolidated

Obeslo/Duplass Action already challenges two different fees: the advisory fee and the

acquired fund fee. Similarly, multiple recent Section 36(b) cases have challenged both advisory fees and administrative fees in a single, efficient action. *See, e.g., Sivolella v. AXA Equitable Life Ins. Co.*, No. 11-cv-4194 (PGS)(DEA), 2016 WL 4487857, at *1 (D.N.J. Aug. 25, 2016); *McClure v. Russell Inv. Mgmt. Co.*, 14-cv-14358-WGY (D. Mass. Dec. 8, 2014), Verified Complaint ¶¶ 3, 5; *see also* Liubicic Decl. ¶ 4 (citing additional cases). In *McClure*, the plaintiff's original complaint challenged only the advisory fee charged to the funds at issue. Over a year later and in the middle of discovery, plaintiff filed a new complaint challenging the administrative fee. The court consolidated the cases. *See McClure v. Russell Inv. Mgmt. Co.*, 13-cv-12631-WGY (D. Mass. Mar. 10, 2015), Order on Mot. to Consolidate Cases. The Actions here should be similarly consolidated so that claims concerning multiple fees charged to the same Funds can be adjudicated in a coordinated, efficient manner.

C.   Consolidation Will Help Bring Order to the Ongoing Litigation of These Cases

For the reasons discussed, the litigation of the *Obeslo/Duplass* Action has been challenging on a procedural and practical level. Litigating the New *Obeslo* Action as a separate case will only increase those challenges. Consolidation of the New *Obeslo* Action with the *Obeslo/Duplass* Action—particularly if part of a resolution of open questions in the *Obeslo/Duplass* Action regarding standing, the scope of ESI discovery, and the *Obeslo* Plaintiffs' Motion for Leave to amend their Complaint—would allow the Actions to proceed in an efficient and predictable manner that would benefit all parties.

**CONCLUSION**

GWCM respectfully requests that the Court consolidate the *Obeslo/Duplass* Action and the New *Obeslo* Action.

15

Dated: January 6, 2017   Respectfully submitted,

                                           /s Sean M. Murphy
                                           Sean M. Murphy
                                           Milbank, Tweed, Hadley & McCloy, LLP
                                           28 Liberty Street
                                           New York, NY 10005
                                           Telephone: 212.530.5688
                                           Facsimile: 212.822.5688
                                           smurphy@milbank.com

                                           Robert J. Liubicic
                                           Milbank, Tweed, Hadley & McCloy, LLP
                                           2029 Century Park East, 33rd Floor
                                           Los Angeles, CA 90067
                                           Telephone: 424.386.4525
                                           Facsimile: 213.629.5063
                                           rliubicic@milbank.com

                                           Edward C. Stewart (#23834)
                                           Wheeler Trigg O'Donnell, LLP
                                           370 Seventeenth Street, Suite 4500
                                           Denver, CO 80202-5647
                                           Telephone: 303.244.1800
                                           Facsimile: 303.244.1879
                                           stewart@wtotrial.com

                                           Robert Michael Little
                                           Great-West Life & Annuity Insurance Company
                                           8515 East Orchard Road, 2T3
                                           Greenwood Village, CO 80111
                                           Telephone: 303.737.5089
                                           Facsimile: 303.737.1699
                                           bob.little@greatwest.com

                                           *Attorneys for Defendant, Great-West Capital
                                           Management, LLC*

16

CERTIFICATE OF SERVICE (CM/ECF)

I hereby certify that on January 6, 2016, I caused the foregoing to be

electronically filed with the Clerk of Court using the CM/ECF system, which will send

notification to all counsel of record.

- **Kyle Geoffrey Bates**
  kbates@schneiderwallace.com
- **Stephen Hoeplinger**
  shoeplinger@uselaws.com
- **Mark T. Johnson**
  mjohnson@schneiderwallace.com
- **Robert Michael Little**
  bob.little@greatwest.com
- **Robert J. Liubicic**
  rliubicic@milbank.com
- **Sean Miles Murphy**
  smurphy@milbank.com
- **Lisa Marie Damm Northrup**
  lnorthrup@milbank.com

- **Benjamin James Reed**
  breed@milbank.com
- **Jerome Joseph Schlichter**
  jschlichter@uselaws.com
- **Thomas W. Snyder**
  thomas.snyder@kutakrock.com
- **Sean E. Soyars**
  ssoyars@uselaws.com
- **Edward Craig Stewart**
  stewart@wtotrial.com
- **Michael Armin Wolff**
  mwolff@uselaws.com

/s Sean M. Murphy
Sean M. Murphy
Milbank, Tweed, Hadley & McCloy, LLP
28 Liberty Street
New York, NY 10005
Telephone: 212.530.5688
Facsimile: 212.822.5688
smurphy@milbank.com

Attorney for Defendant, Great-West Capital Management, LLC

17

EXHIBIT A

From:	Michael Wolff
To:	Liubicic, Robert; Murphy, Sean; Reed, Benjamin; Maggio, Kevin; "bob.little@greatwest.com"; "stewart@wtotrial.com"; "Mark T. Johnson"; Lydia Floyd (lfloyd@prwlegal.com); Joe Peiffer (jpeiffer@prwlegal.com); Tracey Cowan
Cc:	Jerry Schlichter; Stephen Hoeplinger; Sean Soyars; Ethan Hatch; Rebekah Freisinger
Subject:	RE: Obeslo et al. v. Great-West Capital Management / Duplass etc., et. al. v. GWCM
Date:	Wednesday, December 21, 2016 8:46:40 PM
Attachments:	2016-12-21 Beverly Byrne Deposition Notice (02048897xBFCE7).pdf
	2016-12-21 Deposition Notice of Mary Maiers (02048895xBFCE7).pdf
	2016-12-21 Amended Deposition Notice Tocher (02048893xBFCE7).pdf
	2016-12-21 Amended Depo Notice Kreider (02048891xBFCE7).pdf
	2016-12-21 GWCM 30(b)(6) Deposition Notice (02048904xBFCE7).pdf
	2016-12-21 GWLA 30(b)(6) Deposition Notice (02048905xBFCE7).pdf
	2016-12-21 GWLA 30(b)(6) Subpoena (02048901xBFCE7).pdf

Rob and Counsel,

As to the ESI, I think you have not produced any internal emails.

As to the depositions, those dates are fine. Attached are notices for the new dates.

Also attached are Rule 30(b)(6) notices for GWCM and GWLA. We will serve GWLA with the subpoena unless you accept service. Although we have set dates in these notices, those are just provisional and I anticipate we will work out a mutually acceptable schedule once your client identifies designees.

Finally, please provide dates on which we may take the depositions of Robert Shaw and David Musto.

Michael A. Wolff, Attorney
Schlichter Bogard & Denton LLP
100 South Fourth Street, Suite 1200
Saint Louis, Missouri 63102
314.621.6115
314.504.5935 c

This e-mail message is confidential, intended only for the named recipient(s) above and may contain information that is privileged, attorney work product or exempt from disclosure under applicable law. If you have received this message in error, or are not the named recipient(s), please immediately notify the sender at #314-621-6115 and delete this e-mail message from your computer. Thank you.

From: Liubicic, Robert [mailto:RLiubicic@milbank.com]
Sent: Wednesday, December 21, 2016 12:10 PM
To: 'Mark T. Johnson'; Michael Wolff; Murphy, Sean; Reed, Benjamin; Maggio, Kevin; 'bob.little@greatwest.com'; 'stewart@wtotrial.com'
Cc: Jerry Schlichter; Stephen Hoeplinger; Sean Soyars; Ethan Hatch; Rebekah Freisinger; Lydia Floyd (lfloyd@prwlegal.com); Joe Peiffer (jpeiffer@prwlegal.com); Tracey Cowan
Subject: RE: Obeslo et al. v. Great-West Capital Management / Duplass etc., et. al. v. GWCM

Mark and Mike,

We have already produced thousands of pages of responsive ESI that GWCM has located without the use of search terms, including Board materials, expense and profitability spreadsheets, and Lipper peer data. We will continue to produce ESI in this fashion, in addition to using search terms.

Regarding depositions, we now have dates for Beverly Byrne and Mary Maiers. Ms. Byrne is available on February 15. Due to availability, we will need to hold the deposition of Ms. Maiers on January 20, the date we had set for Mr. Kreider. We will make Mr. Kreider available on January 25 instead of January 20. We also need to move Ms. Tocher's deposition from January 26 to January 27.   Dates for all requested witnesses are as follows:

- Mary Maiers – January 20, 2017

- Ryan Logsdon – January 24, 2017

- Jonathan Kreider – January 25, 2017

- Catherine Tocher - January 27, 2017

- John Clouthier – January 31, 2017

- Beverly Byrne – February 15, 2017

- David McLeod – February 17, 2017

Regards,

Rob

Robert J. Liubicic | **Milbank**
Partner
2029 Century Park East, 33rd Floor, Los Angeles, CA 90067-3019
T: +1 424.386.4525 | F: +1 213.892.4725
C: +1 213 221.5616
rliubicic@milbank.com | www.milbank.com

From: Mark T. Johnson [mailto:mjohnson@schneiderwallace.com]
Sent: Wednesday, December 14, 2016 6:25 PM
To: Liubicic, Robert; Michael Wolff; Murphy, Sean; Reed, Benjamin; Maggio, Kevin; 'bob.little@greatwest.com'; 'stewart@wtotrial.com'
Cc: Jerry Schlichter; Stephen Hoeplinger; Sean Soyars; Ethan Hatch; Rebekah Freisinger; Lydia Floyd (lfloyd@prwlegal.com); Joe Peiffer (jpeiffer@prwlegal.com); Tracey Cowan
Subject: RE: Obeslo et al. v. Great-West Capital Management / Duplass etc., et. al. v. GWCM

Rob,

In response to your comments below regarding document production, Duplass Plaintiff appreciates that GWCM will finally be producing some ESI, but we disagree with your assertion that you have no obligation to produce ESI simply because the parties cannot agree (and the Court has not ruled) on the proper search terms to be used. Additionally, as I noted in my earlier email but your email below fails to address, not all ESI production requires the use of search terms. In addition to gathering and producing ESI using search terms that Defendant deems necessary to identify responsive documents, Defendant should also produce any responsive ESI that can be readily located without the use of search terms, based on its custodian's knowledge of where such documents are located. Please confirm that your proposed additional production will include such documents.

We are also confirming our availability for the deposition dates you propose below. Please provide dates for Ms. Maiers and Ms. Byrne as soon as possible. Duplass Plaintiff does not agree that these depositions should be adjourned if the Court has not ruled on the ESI issue before the dates on which they are scheduled and reserves its right to seek to reconvene the depositions in the event that additional relevant documents are produced after those dates.

Regards,
Mark



Mark T. Johnson
2000 Powell Street, Suite 1400
Emeryville, California 94608
Telephone: (415) 421-7100
Toll Free: (800) 689-0024
Facsimile: (415) 421-7105
www.schneiderwallace.com

From: Liubicic, Robert [mailto:RLiubicic@milbank.com]
Sent: Monday, December 12, 2016 12:37 PM
To: Mark T. Johnson <mjohnson@schneiderwallace.com>; Michael Wolff <MWolff@uselaws.com>; Murphy, Sean <SMurphy@milbank.com>; Reed, Benjamin <BReed@milbank.com>; Maggio, Kevin <KMaggio@milbank.com>; 'bob.little@greatwest.com' <bob.little@greatwest.com>; 'stewart@wtotrial.com' <stewart@wtotrial.com>
Cc: Jerry Schlichter <jschlichter@uselaws.com>; Stephen Hoeplinger <SHoeplinger@uselaws.com>; Sean Soyars <ssoyars@uselaws.com>; Ethan Hatch <EHatch@uselaws.com>; Rebekah Freisinger <RFreisinger@uselaws.com>; Lydia Floyd (lfloyd@prwlegal.com) <lfloyd@prwlegal.com>; Joe Peiffer (jpeiffer@prwlegal.com) <jpeiffer@prwlegal.com>; Tracey Cowan <tcowan@prwlegal.com>
Subject: RE: Obeslo et al. v. Great-West Capital Management / Duplass etc., et. al. v. GWCM

Mark and Mike,

As you know, we have been at an impasse for some months over the proper scope of ESI production in this case. We hoped that we would have a ruling on the *Obeslo* plaintiffs' motion to compel ESI by now, so that we would have certainty about what ESI should be produced. We do not believe we have an obligation to produce ESI when plaintiffs are not willing to accept the search terms and custodians we have proposed. That said, we have considered the suggestion in the *Duplass* plaintiff's December 2 email below that GWCM produce ESI that GWCM has indicated it would be willing to produce.   While we believe moving ahead with ESI production is inefficient in light of the continuing uncertainty about the scope of required production, in an effort to try and keep moving the case forward we will begin reviewing and producing ESI pursuant to GWCM's ESI proposal set forth in GWCM's opposition to the motion to compel ESI.

Regarding depositions, witnesses are available as follows:

- Jonathan Kreider – January 20, 2017

- Ryan Logsdon – January 24, 2017

- Catherine Tocher - January 26, 2017

- John Clouthier – January 31, 2017

- David McLeod – February 17, 2017

We are working on dates for Mary Maiers and Beverly Byrne and will provide those shortly.

Please note, however, that if plaintiffs intend to reserve their right to take a second deposition of witnesses who are deposed before all ESI is produced, we will need to bring this issue to the Court. If we don't have the issue resolved before the depositions, they will need to be adjourned until the Court rules.

Regards,

Rob

Robert J. Liubicic | **Milbank**
Partner
2029 Century Park East, 33rd Floor, Los Angeles, CA 90067-3019
T: +1 424.386.4525 | F: +1 213.892.4725
C: +1 213 221.5616
rliubicic@milbank.com | www.milbank.com

From: Mark T. Johnson [mailto:mjohnson@schneiderwallace.com]
Sent: Friday, December 02, 2016 5:02 PM
To: Michael Wolff; Liubicic, Robert; Murphy, Sean; Reed, Benjamin; Maggio, Kevin; 'bob.little@greatwest.com'; 'stewart@wtotrial.com'
Cc: Jerry Schlichter; Stephen Hoeplinger; Sean Soyars; Ethan Hatch; Rebekah Freisinger; Lydia Floyd (lfloyd@prwlegal.com); Joe Peiffer (jpeiffer@prwlegal.com); Tracey Cowan
Subject: RE: Obeslo et al. v. Great-West Capital Management / Duplass etc., et. al. v. GWCM

Counsel,

Plaintiff in Duplass v. GWCM agrees that the availability of these witnesses for depositions in January should be provided as soon as possible. Given the Court's direction regarding the coordination of discovery in the two cases, we will need to coordinate the scheduling of these depositions with all counsel in the consolidated cases, so the sooner we have dates the better.

With respect to production of ESI, Plaintiff in the Duplass case also reserve their right to take a second deposition of any of these witnesses in the event that relevant documents are produced after the initial deposition. Whether we exercise that right, if at all, by mutual agreement or by seeking a Court Order will depend on how events unfold between now and then, including the nature and scope of any additional document production.

I would also point out that any risk Defendant faces of having to produce witnesses for their depositions on more than one date due to the fact that ESI may not be produced prior to the depositions is largely a risk of Defendant's own making. Defendant has been under an obligation for months now to produce documents fully responsive to the document requests. It does not dispute that obligation, only the scope of the search it should be required to undertake to identify electronically stored responsive documents. The fact that the parties cannot agree on the search terms to be used for the purpose of identifying and producing responsive ESI does not eliminate or suspend Defendant's production obligation under Rule 34. If Defendant disagrees with Plaintiff's position with regard to search terms, as it does, it should still take whatever measures it deems necessary to locate and produce responsive ESI. This should include the use of any set of search terms that Defendant believes will identify responsive documents. It should also include the production of any responsive ESI that can be located without the use of search terms, based on Defendant's own knowledge of how and where it maintains certain categories of electronic information and documents responsive to the requests and who has custody of those materials.

In the event that the Court ultimately agrees with or partially agrees with Plaintiffs' position regarding the search terms, Defendant may have to supplement its production using a more expansive search, but the risk that any such supplemental production will require follow-up depositions is likely to be much narrower than if Defendant persists in its current position, producing NO ESI while the motion is pending. If Defendant is seriously concerned about that risk, it should begin producing responsive ESI without further delay.

Thank you.



Mark T. Johnson
2000 Powell Street, Suite 1400
Emeryville, California 94608
Telephone: (415) 421-7100
Toll Free: (800) 689-0024
Facsimile: (415) 421-7105
www.schneiderwallace.com

From: Michael Wolff [mailto:MWolff@uselaws.com]
Sent: Friday, December 02, 2016 12:53 PM

To: Liubicic, Robert <RLiubicic@milbank.com>; Murphy, Sean <SMurphy@milbank.com>; Reed, Benjamin <BReed@milbank.com>; Maggio, Kevin <KMaggio@milbank.com>; 'bob.little@greatwest.com' <bob.little@greatwest.com>; 'stewart@wtotrial.com' <stewart@wtotrial.com>
Cc: Jerry Schlichter <jschlichter@uselaws.com>; Stephen Hoeplinger <SHoeplinger@uselaws.com>; Sean Soyars <ssoyars@uselaws.com>; Ethan Hatch <EHatch@uselaws.com>; Rebekah Freisinger <RFreisinger@uselaws.com>; Mark T. Johnson <mjohnson@schneiderwallace.com>
Subject: RE: Obeslo et al. v. Great-West Capital Management

Rob, please provide the January dates as soon as you can. We would like to get those set.

At this time, we intend to proceed with those depositions regardless of the decision on the motion to compel ESI production. We may or may not seek to take a second deposition of one or more of those individuals in light of ESI that is subsequently produced. Resolution of that issue can be left until the time it arises (if it arises).

We understand your position to be that you object to producing any witness twice in such an event and that we would have to seek the Court's permission to do so (absent circumstances under which you would voluntarily allow the second deposition). That possibility should not preclude our taking these depositions now.

Thank you for your attention to this matter.

Michael A. Wolff, Attorney
Schlichter Bogard & Denton LLP
100 South Fourth Street, Suite 1200
Saint Louis, Missouri 63102
314.621.6115
314.504.5935 c

From: Liubicic, Robert [mailto:RLiubicic@milbank.com]
Sent: Friday, December 2, 2016 10:41 AM
To: Stephen Hoeplinger; Murphy, Sean; Reed, Benjamin; Maggio, Kevin; 'bob.little@greatwest.com'; 'stewart@wtotrial.com'
Cc: Jerry Schlichter; Michael Wolff; Sean Soyars; Ethan Hatch; Rebekah Freisinger; Mark T. Johnson
Subject: RE: Obeslo et al. v. Great-West Capital Management

Counsel:

With respect to your request for deposition dates in January, we will begin trying to line up dates for the individuals you identified below. As you know, the Court has yet to rule on the motion to compel relating to ESI. As such, unless we get a ruling on that motion shortly, it will be difficult to get all of the ESI reviewed and produced prior to the depositions taking place. We do not intend to make these witnesses available more than once. Please let us know your position on whether you will go forward with these depositions if Great-West has not completed ESI discovery with an understanding that we will not have these individuals sit for a deposition twice. If you plan to reserve your rights to call these witnesses again, we may need to resolve that issue before we move forward.

Regards,

Rob

Robert J. Liubicic | Milbank
Partner
2029 Century Park East, 33rd Floor, Los Angeles, CA 90067-3019
T: +1 424.386.4525 | F: +1 213.892.4725
C: +1 213 221.5616
rliubicic@milbank.com | www.milbank.com

From: Stephen Hoeplinger [mailto:SHoeplinger@uselaws.com]
Sent: Monday, November 28, 2016 5:15 PM
To: Murphy, Sean; Liubicic, Robert; Reed, Benjamin; Maggio, Kevin; 'bob.little@greatwest.com'; 'stewart@wtotrial.com'
Cc: Jerry Schlichter; Michael Wolff; Sean Soyars; Ethan Hatch; Rebekah Freisinger; Mark T. Johnson
Subject: Obeslo et al. v. Great-West Capital Management

Counsel,

Please see the attached request for production and interrogatories.

Also, you have not yet produced the minutes from the September 30, 2016 meeting of the board of directors. Please produce those minutes, as well as the minutes and materials from all subsequent meetings, as soon as possible.

Finally, please let us know dates in January that the following individuals are available to be deposed:
      Catherine Tocher
      Beverly Byrne
      Ryan Logsdon
      Mary Maiers
      John Clouthier
      David McLeod
      Jonathan Kreider

Steve

Stephen M. Hoeplinger, Attorney
Schlichter Bogard & Denton
100 South Fourth Street, Ste 1200
St. Louis, MO 63102
314-621-6115, ext. 199 (work) 314-621-5934 (fax)
617-686-7663 (cell)
http://www.uselaws.com

==

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EXHIBIT B

UNITED STATES DISTRICT COURT
DISTRICT OF COLORADO

Civil Action No. 16-cv-00230-CMA-MJW

JOAN OBESLO, *et al.*, on behalf of GREAT-WEST FUNDS, INC.,

Plaintiffs,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

Civil Action No. 16-cv-01215-CMA-CBS (consolidated case)

DUPLASS, ZWAIN, BOUREOUS, PFISTER & WEINSTOCK APLC 401(K) PLAN,

Plaintiff,

v.

GREAT-WEST CAPITAL MANAGEMENT, LLC,

Defendant.

NOTICE OF VIDEOTAPED 30(b)(6) DEPOSITION

To: Great-West Life & Annuity Insurance Company

PLEASE TAKE NOTICE that *Obeslo* Plaintiffs, pursuant to Rule 30(b)(6) of the

Federal Rules of Civil Procedure and the attached subpoena, will take the deposition of

Great-West Life & Annuity Insurance Company, 8515 East Orchard Road, Greenwood

Village CO 80111, starting at 9:00 a.m., local time on January 31, 2017, at the Hansen

& Company, Inc. 1600 Broadway, Ste. 470, Denver CO 80202, and continuing from day

1

to day until completed, before an officer duly authorized by law to administer oaths. This deposition shall be recorded stenographically and by video.

In accordance with Rule 30(b)(6), Great-West Life & Annuity Insurance Company shall designate one or more officers, directors, or managing agents, or other persons who consent to testify on its behalf, and set out the matters on which each person designated will testify for it. The persons designated must testify about information known or reasonably available to Great-West Life & Annuity Insurance Company.

Matters for Examination

1.   Describe all profits that you have made on Great-West Funds investments in Great-West Life & Annuity Contracts in 2014–2016.

2.   Describe all life insurance policies, annuity contracts, and executive benefits products that you have provided to participants in or sponsors of Empower Retirement plans in 2014–2016, all payments received from those participants and sponsors, and your profits from those payments.

3.   Describe all payments you received from the purchase of Fixed Deferred Annuity Contracts by shareholders in SecureFoundation® Lifetime Funds in 2014–2016 and your profits on Fixed Deferred Annuity Contract premiums in 2014–2016.

4.   Identify all payments Advised Assets Group LLC has received from services it provided to Great-West Captial Management, to sponsors of Empower Retirement plans, or to shareholders of Great-West Funds in 2014–2016 and its profits from those payments.

5. Identify all payments FASCore LLC, "FASCore Operations", FASCore

Administrators LLC, or Financial Administrative Services Corporation received from

Great-West Funds, Great-West Capital Management, or you for services in any way

connected the Great-West Funds in 2014–2016 and its profits from those payments.

6. Identify all payments Great-West Trust Company received from providing

services to any Great-West Fund in 2014–2016 and its profits from those payments.

Dated: December 21, 2016   /s/ Michael A. Wolff
                                   SCHLICHTER, BOGARD & DENTON LLP
                                   Jerome J. Schlichter
                                   Michael A. Wolff
                                   Sean E. Soyars
                                   Stephen M. Hoeplinger
                                   100 South Fourth Street, Ste. 1200
                                   St. Louis, Missouri 63102
                                   Telephone: (314) 621-6115
                                   Facsimile: (314) 621-5934
                                   Email: jschlichter@uselaws.com
                                   mwolff@uselaws.com
                                   ssoyars@uselaws.com
                                   shoeplinger@uselaws.com

                                   Attorneys for Obeslo Plaintiffs

4

CERTIFICATE OF SERVICE

I hereby certify that on December 21, 2016, I caused a copy of Plaintiffs' Notice of Deposition to be served via email to the following counsel:

Sean M. Murphy
Milbank Tweed Hadley & McCloy, LLP
One Chase Manhattan Plaza
New York, NY 10005
smurphy@milbank.com

Robert M. Little
Great-West Life and Annuity Insurance Company
8515 East Orchard Road
Tower II, 5th Floor
Greenwood Village, CO 80111
bob.little@greatwest.com

Edward C. Stewart
Wheeler Trigg O'Donnell, LLP
370 17th Street
Suite 4500
Denver, CO 80202-5647
stewart@wtotrial.com

Mark T. Johnson
Todd M. Schneider
Kyle G. Bates
Schneider Wallace Cottrell Konecky Wotkyns LLP
2000 Powell St., Suite 1400
Emeryville, CA 94608
mjohnson@schneiderwallace.com
kbates@schneiderwallace.com

Garrett W. Wotkyns
Michael C. McKay
8501 North Scottsdale Rd., Suite 270
Scottsdale, AZ 85253
gwotkyns@schneiderwallace.co
mckay@schneiderwallace.com
Attorneys for *Duplass* Plaintiff

/s/   Michael A. Wolff

4